Exhibit 99.4
BOARD REPRESENTATION AGREEMENT
Entered into on the 16th day of April, 2009.

BETWEEN:	BELLUS HEALTH INC., having a place of business in the City of Montreal, Province of Quebec (hereinafter called “Bellus”)

AND:	VITUS INVESTMENTS III PRIVATE LIMITED, a corporation formed under the laws of Singapore (hereinafter called “Vitus”)
WHEREAS Vitus has agreed to subscribe for senior convertible senior notes of Bellus (the “Notes”); and
WHEREAS in connection with such subscription of the Notes, Bellus and Vitus wish to formalize their understanding with respect to the right of Vitus to nominate two (2) representatives to the Board of Directors of Bellus;
NOW THEREFORE, THIS AGREEMENT WITNESSES THAT in consideration of the premises and the mutual covenants and conditions contained herein, the parties hereto agree as follows:
1.	Right to Appoint Directors. During the Term (as defined below), Vitus shall have the right, but not the obligation, to appoint two (2) persons for election as directors of Bellus (each a “Vitus Nominee” and collectively, the “Vitus Nominees”). In this regard, Vitus shall each year, not more than forty-five (45) days after the end of Bellus’ fiscal year, give written notice to the corporate secretary of Bellus as to the names of the Vitus Nominees to be proposed for election at the next meeting of shareholders of Bellus at which directors are to be elected (the “Notice”). In the event that Vitus fails to provide the Notice in the manner set out above, the two persons named by Vitus in the previous Notice or pursuant to section 2 of this Agreement, as the case may be, shall be deemed to be the Vitus Nominees. Vitus shall provide Bellus with any additional information with respect to the Vitus Nominees that Bellus may reasonably request, including information that may be required for a management information circular of Bellus or corporate or regulatory filings by Bellus. Vitus may give written notice to the corporate secretary of Bellus, not more than forty-five (45) days after the end of Bellus’ fiscal year, that it does not wish to designate one or both of the Vitus Nominees, in which circumstance Bellus will not be required to propose one or both of the Vitus Nominees, as the case may be, for election at the next meeting of shareholders of Bellus at which directors are to be elected. Any such decision by Vitus to not designate one or both of the Vitus Nominees shall not negate any other provision of this Agreement and shall not be construed or interpreted as a waiver by Vitus of its right to designate Vitus Nominees under this Agreement in respect of future fiscal years.

2.	Initial Vitus Nominees. The parties agree that the initial Vitus Nominees are Francesco Bellini and Roberto Bellini.

3.	Obligations of Bellus. Bellus shall take all commercially reasonable steps, execute all such documents and do all such acts and things necessary to have the Vitus Nominees serve as members of the Board of Directors of Bellus, provided such persons are eligible to serve on the Board of Directors of Bellus. Without limiting the generality of the foregoing, Bellus shall: (i) cause the Vitus Nominees to be included in the management slate of nominees for election to the Board of Directors of Bellus at every meeting of shareholders of Bellus called for that purpose; and (ii) support the Vitus Nominees for election at every meeting of shareholders of Bellus called for that purpose.

4.	Replacement Nominees. If a Vitus Nominee shall cease to be a director of Bellus for any reason between meetings of the shareholders of Bellus, Vitus shall have the right, but not the obligation, to cause Bellus to fill the vacancy created on the Board of Directors as a result thereof and to cause such Vitus Nominee to be replaced by another nominee to be designated by Vitus, provided such person is eligible to serve on the Board of Directors of Bellus (the “Replacement Nominee”), such Replacement Nominee to hold office until the next meeting of the shareholders of Bellus at which directors of Bellus are elected. If Vitus chooses to exercise the foregoing right, it shall give written notice to the corporate secretary of Bellus as to the name of the Replacement Nominee not more than thirty (30) days after the date on which the Vitus Nominee ceases to be a director of Bellus. Vitus shall provide Bellus with any additional information with respect to the Replacement Nominee that Bellus may reasonably request, including information that may be required for corporate or regulatory filings by Bellus. In the event that Vitus fails to provide a notice in the manner set out above, it shall be deemed to have waived its right to designate a Replacement Nominee in respect of such Vitus Nominee pursuant to this section 4. The failure by Vitus to designate a Replacement Nominee pursuant to this section 4 shall not negate any other provision of this Agreement and shall not be construed or interpreted as a waiver by Vitus of any of its other rights under this Agreement.

5.	Term of Agreement. This Agreement shall remain in full force and effect for so long as the Notes are outstanding and thereafter for as long as Vitus, together with FMRC Family Trust and 1324286 Alberta Ltd, directly or indirectly holds in the aggregate at least 7.5% of the outstanding common shares of Bellus or directly or indirectly other securities of Bellus that are exchangeable, exercisable or convertible for common shares of Bellus, which if exercised would result in Vitus, together with FMRC Family Trust and 1324286 Alberta Ltd, directly or indirectly holding in the aggregate at least 7.5% of the outstanding common shares of Bellus (the “Term”).

6.	Old Agreement. This agreement replaces and supersedes the board representative agreement between Victoria Square Ventures Inc., Bellus and 1324286 Alberta Ltd dated December 18, 2008 (the “Old Agreement”). 1324286 Alberta Ltd agrees to execute such documents as Bellus may reasonably request to give effect to the provisions of this Section 6.

7.	Size of Board. Bellus shall take all commercially reasonable steps, execute all such documents and do all such acts and things necessary to have the shareholders of Bellus reduce the size of the Board of Directors of Bellus as and from the next annual general meeting of the shareholders of Bellus (which is scheduled to occur on June 4, 2009) from twelve (12) to eight (8), it being understood that Bellus cannot cause the shareholders to approve such reduction. Thereafter and during the remainder of the Term, Bellus shall take all commercially reasonable steps, execute all such documents and do all such acts and things as are necessary to oppose any measure, act or initiative which if successful would result in any change to the size of the Board of Directors of Bellus from eight (8).

8.	Disclosure. In the event that Bellus is required to publicly disclose the existence of this Agreement or the contents thereof, whether by way of press release, management information circular or otherwise, Bellus shall so advise Vitus in writing. Vitus shall have the right, acting reasonably, to approve in advance any such public disclosure by Bellus.

9.	Further Acts. Each of the parties hereto shall from time to time and at all times hereafter do such further acts and execute and deliver all such further deeds and documents as shall be reasonably required in order to give effect to this Agreement.

10.	Governing Law. This Agreement shall be construed in accordance with the laws of the Province of Quebec and the federal laws of Canada applicable therein, and each party accepts the jurisdiction of the courts of the Province of Quebec.

11.	Signature of Agreement. This Agreement may be executed in counterparts, each of which when executed shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument. This Agreement may be executed by telecopier and any such signature shall be valid and binding.

12.	Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and cancels and supersedes all prior agreements and understandings between the parties with respect to the subject matter hereof, whether verbal or written.

13.	Assignment. No party to this Agreement may assign its interest in or under this Agreement without the prior written consent of the other party, with the exception that Vitus may assign this Agreement to an affiliate within the meaning of the Canada Business Corporations Act.
(signature page follows)

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

BELLUS HEALTH INC.

Per:	(signed) Mariano Rodriguez

	Name:	Mariano Rodriguez
	Title:	Vice-President Finance and
Chief Financial Officer

Per:	(signed) David Skinner

	Name:	David Skinner
	Title:	Vice-President, General Counsel
and Corporate Secretary

VITUS INVESTMENTS III PRIVATE LIMITED

Per:	(signed) Ban Su-Mei

	Name:	Ban Su-Mei
	Title:	Director
INTERVENTION
The undersigned hereby intervenes in and to this Agreement and acknowledges and agrees to be bound by the provisions of Section 6 of this Agreement as relates to the undersigned.
1324286 ALBERTA LTD.

Per:	(signed) Vernon Strang
Name: Vernon Strang
Title: Director